UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-4717

(Check One):   ☒ Form 10-K          ☐ Form 20-F          ☐ Form 11-K          ☐ Form 10-Q           ☐ Form N-SAR          ☐ Form N-CSR

     For period ended December 31, 2004

     ☐ Transition Report on Form 10-K and Form 10-KSB

     ☐ Transition Report on Form 20-F

     ☐ Transition Report on Form 11-K

     ☐ Transition Report on Form 10-Q and Form 10-QSB

     ☐ Transition Report on Form N-SAR

     For the Transition Period Ended: ________________________________________________________________________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________

PART I — REGISTRANT INFORMATION

     Kansas City Southern

Full Name of Registrant

     Kansas City Southern Industries, Inc.

Former Name if Applicable

     427 West 12th Street

Address of Principal Executive Office (Street and Number)

     Kansas City, Missouri 64105

City, State and Zip Code

NOTIFICATION OF LATE FILING
PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION
ATTENTION
GENERAL INSTRUCTIONS

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant has experienced delays in completing its financial statements for the year ended December 31, 2004 as a result of delays in the receipt of financial information from an unconsolidated affiliated company, which financial information is necessary to complete the registrant’s financial statements. As a result, the registrant is unable to file its Form 10-K for the year ended December 31, 2004 by the prescribed due date. The registrant anticipates that the Form 10-K will be completed and filed on or before the fifteenth calendar day following the prescribed due date for the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James S. Brook	(816)	(983-1371)

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes          ☐   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes          ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the year ended December 31, 2004 increased $12.2 million compared to the year ended December 31, 2003. The increase of $54.4 million in operating income was partially offset by a net decrease in other nonoperating income and expense items of $6.9 million, a $26.4 million increase in the provision for income taxes, and the impact of an $8.9 million cumulative effect of accounting change, net of income taxes in the 1st quarter of 2003.

KCS 2004 consolidated net income available to common shareholders was $15.7 million, or $0.25 per diluted share in 2004 compared with $6.3 million, or $0.10 per diluted share in 2003. Year-end 2003 results were affected by a $21.1 million adjustment in claims reserves made in the fourth quarter of 2003, which was partially offset by a $8.9 million increase in net income related to the cumulative effect of a required change in accounting. The improvement in KCS earnings year-over-year was attributable to the performance of KCSR, which posted record revenues during 2004.

Additional information is set forth in the registrant’s press release, which was furnished to the Commission on Form 8-K dated January 31, 2005.

Kansas City Southern

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 17, 2005	By /s/ James S. Brook
James S. Brook, Vice President and Comptroller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).